May 16, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Jeffrey B. Werbitt, Esq.

    Re: Spartan Stores, Inc.
        Preliminary Schedule 14A filed on April 27, 2005 by Loeb Partners Corporation
        File No. 000-31127

Ladies and Gentlemen:

Reference is made to your comment letter dated May 6, 2005 (the "Letter") relating to the above-captioned filing by Loeb Partners Corporation (the "Company"). In connection therewith, the Company hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o staff filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                 Sincerely,

                                                 Loeb Partners Corporation
                                                 By: /s/ Thomas L. Kempner
                                                 -------------------------
                                                 Name:   Thomas L. Kempner
                                                 Title:  Chairman